Filed by Microchip Technology Incorporated pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Micrel, Incorporated

Commission File No. 001-34020

Filing Date: May 7, 2015

Micrel Acquisition May 7, 2015

Cautionary Statement:

Statements about the expected timing, financial impact and effects of the proposed transaction, and other statements in this presentation that are not historical facts, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements involve risks and uncertainties that could cause actual results to differ materially from such forward looking statements. Such risks and uncertainties include the actual timing of the closing of the acquisition, the satisfaction of the conditions to closing in the acquisition agreement, any termination of the acquisition agreement, the effect of the acquisition on Microchip’s and Micrel’s existing relationships with customers, employees and vendors and on Microchip’s and Micrel’s respective operating results and businesses; general economic, industry or political conditions in the U.S. or internationally; and the risks described from time to time in SEC reports including filings on Forms 10-K, 10-Q and 8-K. You can obtain copies of applicable Forms 10-K, 10-Q and 8-K and other relevant documents for free at Microchip’s website

(www.microchip.com), at Micrel’s website (www.Micrel.com) or the SEC’s website (www.sec.gov) or from commercial document retrieval services. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date such statements are made. We do not undertake any obligation to publicly update any forward-looking statements to reflect events, circumstances or new information after the date hereof.

Additional Information and Where to Find It

Microchip will file a Registration Statement on Form S-4 that will include a proxy statement of Micrel in connection with the acquisition transaction. Investors and security holders are urged to read such document when it becomes available because it will contain important information about the transaction. Investors and security holders may obtain free copies of such document (when it becomes available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. Microchip, Micrel and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Micrel in connection with the acquisition transaction. Information regarding the special interests of these directors and executive officers in the transaction will be included in the proxy statement/prospectus described above. Additional information regarding the directors and executive officers of Microchip is also included in Microchip’s proxy statement for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on July 18, 2014. Additional information regarding the directors and executive officers of Micrel is also included in Micrel’s Annual Report on Form 10-K/A, which was filed with the SEC on April 24, 2015. These documents are available free of charge at the SEC’s web site at www.sec.gov and as described above.

Micrel Overview

High quality Analog franchise with attractive product portfolio

Linear & Power Management (52%), LAN solutions (21%), Timing & Communications (25%) and Foundry Services (2%)

Diversified end markets

Industrial and Automotive (48%), Communications (36%) and Consumer (16%)

Technology leadership and innovation

Over 230 core new products introduced in the last 4 years

Over 400 patents granted

CY14 revenue of $248M

52.1% non-GAAP gross margin; 9.4% non-GAAP operating margin Proprietary product line supports consistent profitability

$95M cash and investments on the balance sheet at 3/31/15

No debt

Headquartered in San Jose, CA

698 employees worldwide

Diverse Customer Base Of Industry Leaders

Industrial & Automotive

Communications

Consumer

No customer > 10% of revenues

Linear and Power Solutions

LAN Solutions

Timing & Communication Solutions

Products

MEMS resonator

Communication

High Speed Communications

Markets

Compelling Strategic Rationale

Enhances Microchip’s Analog product portfolio through the addition of a rich portfolio of Linear and Power Management products that complement our offerings

Expands Microchip’s portfolio of LAN and connectivity solutions, giving us a richer product offering and additional applications and customers we can serve Adds Timing and Communication products as a new set of products and business unit to Microchip

Microchip’s manufacturing and sales channel strengths can extend the reach of Micrel’s solutions into new applications and markets Adds strong patent portfolio of over 400 patents to Microchip IP portfolio

Transaction Summary

Transaction value of $839M representing $14/share

$744M net of Micrel’s cash and investments

Micrel shareholders can elect to receive either Microchip shares or cash, but at least 42% of the transaction value must be in shares Transaction will initially be mildly dilutive on a non GAAP basis

Microchip expects to do a share buy back to emulate a cash transaction Expect transaction to be accretive on a non-GAAP basis in the first full quarter after the stock buy back

Expect transaction to close in early CQ3 2015

Will provide more guidance on revenue, gross margin, synergy and EPS impact after the transaction closes

Thank You!

www.microchip.com